Consent of Independent Registered Public Accounting Firm
Pension and Profit Sharing Committee and Participants
Macy’s Inc. 401(k) Retirement Investment Plan:

We consent to the incorporation by reference in the registration statements (No. 333-213707, 333-153719, 333-133080 and 0333-104017) on Form S-8 of Macy’s, Inc. of our report dated June 28, 2017, with respect to the statement of net assets available for benefits of the Macy's, Inc. 401(k) Retirement Investment Plan as of December 31, 2016, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2016, which report appears in the annual report on Form 11-K of the Macy's, Inc. 401(k) Retirement Investment Plan for the year ended December 31, 2016.

/s/ Clark, Schaefer, Hackett & Co.

Dayton, OH
June 28, 2017